Exhibit 99.1

Medigus and HC Marbella International Hospital Announce First MUSE™
Procedure for GERD Treatment in Spain

-Leading gastroenterologist reports successful procedure with comprehensive endoscopic device-

OMER, Israel, and Marbella, Spain, April 17, 2018 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, along with High Care Marbella International Hospital, today announced the completion of the first MUSE procedure in Spain. The procedure was performed by Dr. Victor Aguilar at HC Marbella International Hospital. Dr. Aguilar reported that the procedure was successful and the patient was released from the hospital.

“It’s extremely exciting to see Dr. Aguilar pioneer the procedure in another key market for the MUSE system,” said Chris Rowland, Chief Executive Officer of Medigus. “We are looking to build on the physician interest of the MUSE procedure at Marbella, and expand availability in other areas of Europe in the future.”

The MUSE system is a single-use flexible transoral stapler that merges the latest advancement in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication, the procedure intended to treat the anatomical cause of gastroesophageal reflux disease (GERD). As the device requires no incisions, patients generally report greater comfort during the procedure and experience reduced hospital stays by up to 50% over invasive fundoplication procedures.

“With about fifteen percent of Spain’s population experiencing GERD on a weekly basisi, I am pleased to lead a procedure that is addressing a long time need,” said Dr. Aguilar. “The MUSE system enables me to bring the benefits of an incision-less procedure for GERD patients as an alternative to drug therapy and invasive surgical procedures.”

Those who experience symptoms such as heartburn or regurgitation twice a week or more, may be at risk for persistent GERD.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

i Carlos Martín-de-Argila & Pedro Martínez-Jiménez (2014) Epidemiological study on the incidence of gastroesophageal reflux disease symptoms in patients in acute treatment with NSAIDs, Expert Review of Gastroenterology & Hepatology, 7:1, 27-33, DOI: 10.1586/egh.12.61.

About HC Marbella International Hospital

HC Marbella International Hospital is an exclusive private hospital delivering high quality medical care located in Costa del Sol.

Web: www.hcmarbella.com

To learn more about Dr. Aguilar: www.vitalidaddigestiva.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com